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                              April 18, 2023

       Gordon Roth
       Chief Financial Officer
       Roth CH Acquisition IV Co.
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
IV Co.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 7, 2023
                                                            File No. 333-269095

       Dear Gordon Roth:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2023, letter.

       Amendment No. 2 to Form S-4

       General

   1.                                                   Please revise
disclosure relating to the non-redemption agreements and related payments to reconcile apparent
inconsistencies, for example, on pages 115, 136, F-18, and F-22.
                                                        Clarify which party
entered the agreements, made or will make payments, and received or will receive
reimbursement. Revise references to "certain initial stockholders," which does not appear to be a
defined term, to specifically identify these parties. Revise disclosure in the
summary section under the heading "The Sponsor and ROCG   s Directors
                                                        and Executive Officers
Have Financial Interests in the Business Combination," and add
                                                        disclosure in the
related party transactions section, as appropriate to reflect the foregoing payments and
commitments.
 Gordon Roth
Roth CH Acquisition IV Co.
April 18, 2023
Page 2
2.    We note your disclosure that, "In further recognition of Roth   s
contributions, the Sponsors
      additionally intend to, following the Closing, transfer to Roth for no consideration up to a
      number of shares of the Combined Company   s common stock equal to
two-thirds of the
      potential 200,000 Variable Shares which are not issued pursuant to the BCMA
      Termination Agreement." Please revise the reference to "Variable Shares," which does not appear to be a defined term, and clarify that Roth is itself a sponsor, according to the definition on page v. Additionally revise disclosure within the related party transactions section related to Roth on page 260 to describe the amendment to the BCMA Termination
      Agreement and the intended transfer of shares from the other sponsors. Material U.S. Federal Income Tax Consequences, page 231

3. On page 231, you state that "This discussion is for general information only" and that shareholders are urged to consult their tax advisors as to the particular tax considerations of the business combination to them, including the applicability and effect of any U.S.
      federal laws. Investors are entitled to rely on your disclosure. Revise to eliminate these inappropriate disclaimers. You may recommend that investors consult their own advisors with respect to consequences of the transactions that could vary based on their particular circumstances. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.
Material Tax Consequences with respect to a Redemption of Public Shares, page
232

4. We note you have included a "short-form" tax opinion as Exhibit 8.2 to the Registration
      Statement. Please revise this section to state clearly that the disclosure is the opinion of named counsel, and to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.
       You may contact Jeff Gordon at 202-551-3866 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,
FirstName LastNameGordon Roth
                                                             Division of
Corporation Finance
Comapany NameRoth CH Acquisition IV Co.
                                                             Office of
Manufacturing
April 18, 2023 Page 2
cc:       Steven Pidgeon
FirstName LastName